    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WIRELESS AGE COMMUNICATIONS, INC.
________________________________________________________________________________
(Name of Issuer)

          COMMON STOCK, $0.001 PER SHARE PAR VALUE

________________________________________________________________________________
(Title of Class of Securities)

976527 10 1
______________________________________
(CUSIP Number)

Newlook Industries Corp.
144 Front Street West
Suite 700
Toronto, Ontario, Canada   M5J 2L7
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Newlook Industries Corp.
I.R.S. Identification Nos. of above persons (entities only):  Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.             Sole Voting Power:                                                      1,482,400 Shares*

8.             Shared Voting Power:                                                  Not Applicable

9.	Sole Dispositive Power: 1,482,400 Shares*

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,482,400 Shares

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SeeInstructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 4.56%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.                      SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is 1,482,400 shares of common stock, par value $0.001 (the “Company Shares”), of Wireless Age Communications, Inc., a Nevada Corporation (the “Company”).  The principal executive offices of the Company are located at 1075 Meyerside Drive, Unit 7, Toronto, ON, Canada L5T 1M3
.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Newlook Industries Corp.

(b)	Residence or Business Address:

The business address of Newlook Industries Corp. is 144 Front Street West, Suite 700, Toronto, Ontario, Canada  M5J 2L7.

(c)	Present Principal Occupation and Employment:

Newlook Industries Corp. is a Canadian exchange-listed company listed on the TSX Venture Exchange.  The Company is engaged in providing telecommunications products and services

(d)	Criminal Convictions:

Newlook Industries Corp. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Newlook Industries Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Newlook Industries Corp. is a Canadian corporation, incorporated under the laws of the Province of British Columbia

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 7, 2007, Newlook Industries Corp. completed the acquisition of 1,482,400 shares of common stock for total consideration of $700,000.  Newlook Industries Corp. paid for these shares through a debt arrangement.

ITEM 4.                      PURPOSE OF TRANSACTION

The purchase of the shares by Newlook Industries Corp. was an investment.
.
ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of May 7, 2007, Newlook Industries Corp. beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares

Common Stock	1,482,400	4.56%

Series A Preferred Stock	8,385,800	100.00%

Series A Warrants	5,000,000	66.66%

Series B Warrants	5,000,000	66.66%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of stock actually outstanding on the date of this Statement. As of May 7, 2007 there were 32,477,918 Company Shares of common stock issued and outstanding and 8,385,800 Company Shares of preferred stock issued and outstanding. The Company Shares of common stock entitle holders to one vote per share but not to vote cumulatively for the election of directors. Holders of common stock share ratably in any dividends declared by the Board of Directors and may receive common stock as a dividend. However, no dividends shall be payable on common stock while any Series A preferred stock is outstanding. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock. The Company Shares of preferred stock have a par value of $0.001 per share, have no voting rights, and are not entitled to dividends. Each share of preferred stock is convertible into one share of common stock, at the option of the holder, at any time. The Series A warrants and Series B warrants have a vesting period of 5 years from the 2006 year of issue and may be exchanged for common shares at an exercise price of $0.125 for Series A warrants and $0.25 for Series B warrants. These exercise prices are subject to a further adjustment if the Company fails to attain future minimum pre-tax earning targets.

(b)	Power to Vote and Dispose of the Company Shares:

Newlook Industries Corp. has the sole power to vote or to direct the vote of the 1,482,400 Company Shares held by it and has the sole power to dispose of or to direct the disposition of the Company Shares held by it.

(c)	Transactions Effected During the Past 60 Days:

Newlook Industries Corp. has not effected any other transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2007
_________________________________________
Date

       /s/ Jason Moretto
_________________________________________
Signature

                                                                                                                                    Newlook Industries Corp.
           Jason Moretto – Chief Financial Officer
_________________________________________
Name/Title